Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Fiscal Year Ended December 31, 2012 (X)	Fiscal Year Ended December 31, 2013	Nine Months Ended September 31, 2014
Fixed charges:
Interest expense	$—	$—	$—
Interest portion of rental expense*	—	2	32
Total fixed charges	$—	$2	$32
Earnings:
Pre-tax loss from continuing operations	$(120)	$(4,213)	$(20,350)
Fixed charges	—	2	32
Total earnings	$(120)	$(4,211)	$(20,318)
Ratio of earnings to combined fixed charges	(a)	(b)	(c)

*
Represents estimated interest associated with certain facility and equipment leases (at an assumed rate of 33% of total rent expense for facility and equipment leases, which management believes is a reasonable approximation of the interest factor).

(X)	From inception (September 25, 2012) through December 31, 2012.
(a)	Earnings for the fiscal year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was approximately $120,000.
(b)	Earnings in fiscal year ended December 31, 2013 were inadequate to cover fixed charges. The coverage deficiency was approximately $4.2 million.
(c)	Earnings in the nine months ended September 30, 2014 were inadequate to cover fixed charges. The coverage deficiency was approximately $20.3 million.